PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || AUGUST 29, 2024

BIRKENSTOCK REPORTS RECORD THIRD QUARTER REVENUE, UP 19% Year-over-year, driven by continued STRONG and growing CONSUMER DEMAND

Birkenstock Holding plc (“BIRKENSTOCK”, the “Company” or “we”, NYSE: BIRK) today announces financial results for the third quarter of fiscal 2024, ended June 30, 2024. The Company reports record third quarter 2024 revenue and year-over-year growth of 19% on a reported and constant currency basis, driven by continued strong and growing consumer demand for its products across all segments, channels and categories.

Financial highlights for the fiscal third quarter 2024 ended June 30, 2024, (compared to the fiscal third quarter 2023 ended June 30, 2023, unless otherwise stated):

•
Revenue of EUR 565 million, an increase of 19% on a reported basis and constant currency basis
•
Strong double-digit revenue growth across all segments including revenue growth of 15% in the Americas, 19% in Europe and 41% in APMA on a constant currency basis
•
DTC revenue growth of 14% and B2B revenue growth of 23% on a constant currency basis
•
Gross profit margin of 59.5%, down 220 basis points from 61.7% due to the temporary impact of production capacity expansion combined with the increase in B2B share compared to a year ago
•
Net profit of EUR 75 million, up 18% from EUR 63 million; EPS of EUR 0.40, up 15% from EUR 0.35
•
Adjusted Net profit of EUR 92 million, up 14%, and Adjusted EPS of EUR 0.49, up 11%
•
Adjusted EBITDA of EUR 186 million, up 15% year-over-year; Adjusted EBITDA margin of 33.0%, down 140 basis points from 34.4% a year ago, the majority of which related to the temporary Gross profit margin impact of production capacity expansion, incremental public company costs and investments in retail expansion, partially offset by an increase in B2B share compared to a year ago

1	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

•
Cash flows from operating activities of EUR 281 million, compared to EUR 237 million a year ago, resulting in a net leverage ratio of 2.1x LTM EBITDA as of June 30, 2024
•
Confirming fiscal 2024 guidance for revenue growth for 20% in constant currency and Adjusted EBITDA margin of 30-30.5%.

Oliver Reichert, CEO of BIRKENSTOCK Group and Member of the Board of Directors of the Company: “Our results for the third quarter of 2024 once again demonstrate the strength of our business model and our ability to achieve the growth and profitability goals we set out for you during our IPO and recent secondary offering roadshow. We achieved the highest quarterly revenue in our history, driven by unbreakable and growing demand across all segments, channels and categories. As a Superbrand we are gaining the attention of our key retail partners and their consumers, who are becoming increasingly selective and more intentional in their spending. They are also looking for more physical touch-points with the products. Our Q3 results demonstrate our ability to meet consumer demand and align with shopping patterns while maintaining our disciplined engineered distribution approach, which remains our guiding principle. We remain confident in our ability to deliver on our medium to long-term objectives for mid-to-high teens revenue growth, gross profit margin of 60% and Adjusted EBITDA margin of over 30%.”

Fiscal third quarter 2024 results demonstrate continued strong and growing consumer demand

BIRKENSTOCK reports record third quarter revenue of EUR 565 million, up 19% compared to fiscal third quarter 2023 on a constant currency basis, continuing its track record of strong double-digit revenue growth. Top-line growth was the result of strong consumer demand supported by new production capacity and category expansion. Revenue growth benefited from increased sales of closed-toe silhouettes, which grew at over twice the brand average and closed-toe penetration increased 400 basis points year-over-year.

During the fiscal third quarter, BIRKENSTOCK saw strong growth across all segments and channels and continued to benefit from significant geographic expansion, increased usage occasions and distribution white space. The Company opened 7 new owned stores, bringing the total number of owned retail stores to 64.

B2B revenue grew 23% year-over-year as wholesale demand, supported by strong sell-through, remains very high. Over 90% of B2B growth came from within existing doors as key retail partners continue to expand the breadth and depth of their BIRKENSTOCK offerings to meet growing consumer demand. DTC revenue grew 14% on a constant currency basis in the fiscal third quarter 2024 against a very strong fiscal third quarter 2023 (which grew 26% from the fiscal third quarter 2022), resulting in a DTC penetration rate of 40%.

Broad-based double-digit revenue growth across all segments and channels

In the Americas, strong consumer momentum and demand for the brand continued to drive record sales in the fiscal third quarter of 2024. BIRKENSTOCK delivered constant currency revenue growth of 15% in the third quarter, supported by continued growth in both the B2B and DTC channels. B2B growth was driven by over 25% growth in key department store partners, many of whom drove meaningful brand exposure with 250-year anniversary in-store highlight executions and allocated increased space in support of the initiatives.

In Europe, BIRKENSTOCK continues to see market-leading growth and share gains across the region. Revenue in Europe grew 19% on a constant currency basis, driven by strong demand in both the B2B and DTC channels. Better alignment with key retail partners led to increased orders and better sell-through performance throughout the region, with

2	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

particular strength in France and Benelux, where distributor partners were recently phased out and replaced by healthy direct distribution.

In the APMA region, BIRKENSTOCK achieved revenue growth of 41% on a constant currency basis for the fiscal third quarter 2024, due to strong, emergent consumer demand throughout the region. The Company opened 4 new owned stores, including 3 in India and 1 in Japan, bringing the total in the APMA region to 23. Additionally, the Company added 10 new mono-brand partner stores.

Investing in production capacity to meet consumer demand and expand footprint

BIRKENSTOCK invested EUR 15 million in capital expenditures in the quarter, bringing the total year-to-date to EUR 50 million. As previously communicated, the ongoing capacity expansion, including the new Pasewalk production facility, provides the Company with the bandwidth and flexibility to expand its footprint into underpenetrated segments and categories. The Company estimates the temporary impact of this investment reduced gross profit margin and Adjusted EBITDA margin by 120 basis points in the third quarter.

BIRKENSTOCK continues to have a strong balance sheet with cash and cash equivalents of EUR 404 million and net leverage of 2.1x as of June 30, 2024. On May 28, 2024, the Company announced its subsidiaries' refinancing of the existing term loans and the replacement of the undrawn ABL facility with a new revolving credit facility, including the repayment of approximately USD 50 million, which was completed on August 2, 2024. The Company notified its lenders earlier this week of its intention to repay an additional USD 100 million on September 3, 2024. The Company remains committed to further deleveraging its balance sheet with free cash flow and has a stated target of 2x net leverage by the end of the calendar year.

Financial outlook

The Company confirms its fiscal 2024 guidance for revenue growth of approximately 19% on a reported basis and 20% on a constant currency basis and an Adjusted EBITDA margin of 30-30.5%. The Company reiterates its medium to long-term profitability objectives for Gross profit margin of approximately 60% and Adjusted EBITDA margin over 30%.

3	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Conference call information

BIRKENSTOCK will host a call to discuss fiscal third quarter 2024 results on August 29, 2024, at 8:00 a.m. Eastern Time (1:00 p.m. British Summer Time). A webcast of the call will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the phone line, please dial 1-888-506-0062 (US) or 1-973-528-0011 (International). The access code for the call is 344410. To access the phone line replay after the conclusion of the call, please dial 1-877-481-4010 (US) or 1-919-882-2331 (International). The access code for the replay is 50923. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

INVESTOR & MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

4	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current expectations and views with respect to, among other things, our operations and financial performance. In particular, such forward-looking statements include statements relating to our fiscal year 2024 outlook. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” “aim,” “anticipate,” “assume,” “continue,” “could,” “expect,” “forecast,” “guidance,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company’s management’s current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward- looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including: our dependence on the image and reputation of the BIRKENSTOCK brand; the intense competition we face from both established companies and newer entrants into the market; our ability to execute our DTC growth strategy and risks associated with our e-commerce platforms; our ability to adapt to changes in consumer preferences and attract new customers; harm to our brand and market share due to counterfeit products; our ability to successfully operate and expand retail stores; losses and liabilities arising from leased and owned real estate; risks relating to our non-footwear products; failure to realize expected returns from our investments in our businesses and operations; our ability to adequately manage our acquisitions, investments or other strategic initiatives; our ability to manage our operations at our current size or manage future growth effectively; our dependence on third parties for our sales and distribution channels; risks related to the conversion of wholesale distribution markets to owned and operated markets and risks related to productivity or efficiency initiatives; operational challenges relating to the distribution of our products; deterioration or termination of relationships with major wholesale partners; global or regional health events such as the COVID-19 pandemic; seasonality, weather conditions and climate change; adverse events influencing the sustainability of our supply chain or our relationships with major suppliers or increases in raw materials or labor costs; our ability to effectively manage inventory; unforeseen business interruptions and other operational problems at our production facilities; disruptions to our shipping and delivery arrangements; failure to attract and retain key employees and deterioration of relationships with employees, employee representative bodies and stakeholders; risks relating to our intellectual property rights; risks relating to regulations governing the use and processing of personal data; disruption and security breaches affecting information technology systems; natural disasters, public health crises, political crises, civil unrest and other catastrophic events beyond our control; economic conditions impacting consumer spending, such as inflation; currency exchange rate fluctuations; risks related to litigation, compliance and regulatory matters; risks and costs related to corporate responsibility and ESG matters; inadequate insurance coverage, or increased insurance costs; tax- related risks; risks related to our indebtedness; risks related to our status as a foreign private issuer and a “controlled company”; and the factors described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on January 18, 2024 as updated by our reports on Form 6-K that update, supplement or supersede such information. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

5	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Non-IFRS Financial Information

This press release includes “non-IFRS measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Specifically, we make use of the non-IFRS financial measures Adjusted EBITDA, Adjusted EBITDA Margin, Constant Currency Revenue, Adjusted EPS, Adjusted Net profit, Net leverage and Net debt, which are not recognized measures under IFRS and should not be considered as alternatives to net income (loss), as a measure of financial performance or any other performance measure derived in accordance with IFRS.

We discuss non-IFRS financial measures in this press release because they are a basis upon which our management assesses our performance, and we believe they reflect underlying trends and are indicators of our business. Additionally, we believe that such non-IFRS financial measures and similar measures are widely used by securities analysts, investors and other interested parties as a means of evaluating a Company’s performance.

Our non-IFRS financial measures may not be comparable to similarly titled measures used by other companies. Our non-IFRS financial measures have limitations as analytical tools, as they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. Our non-IFRS financial measures should not be considered in isolation, nor should they be regarded as a substitute for, or superior to, measures calculated and presented in accordance with IFRS. A reconciliation is provided in the tables accompanying this press release for each non-IFRS financial measure in this press release to the most directly comparable financial measure stated in accordance with IFRS. A reconciliation is not provided for any forward-looking non-IFRS financial measures as such a reconciliation is not available without unreasonable efforts.

6	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Consolidated Statements of Profit

(Unaudited, In thousands of Euros, except share and per share information)

	Nine months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Revenue	1,348,926	1,117,368	564,758	473,195
Cost of sales	(556,973)	(436,532)	(228,833)	(181,129)
Gross profit	791,953	680,836	335,925	292,066
Operating expenses
Selling and distribution expenses	(365,824)	(309,521)	(149,185)	(136,654)
General administration expenses	(81,754)	(86,836)	(27,377)	(32,312)
Foreign exchange gain (loss)	(21,295)	(51,350)	(4,157)	(3,596)
Other income (expense), net	473	2,452	267	(1,493)
Profit (loss) from operations	323,553	235,581	155,473	118,011
Finance cost, net	(108,017)	(81,358)	(44,578)	(26,694)
Profit (loss) before tax	215,536	154,223	110,895	91,317
Income tax expense	(76,399)	(50,914)	(36,255)	(28,215)
Net profit (loss)	139,137	103,309	74,640	63,102

Earnings per share
Basic	0.74	0.57	0.40	0.35
Diluted	0.74	0.57	0.40	0.35
Shares	187,522,182	182,721,369	187,827,437	182,721,369

7	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of Euros)

	June 30,	September 30,
	2024	2023
Assets
Non-current assets
Goodwill	1,581,085	1,593,917
Intangible assets (other than goodwill)	1,681,432	1,705,736
Property, plant and equipment	312,452	286,053
Right-of-use assets	162,929	122,984
Other assets	37,285	38,234
Total non-current assets	3,775,183	3,746,924
Current assets
Inventories	619,125	595,092
Right to return assets	2,319	1,132
Trade and other receivables	201,488	91,764
Current tax assets	8,968	10,361
Other current assets	30,774	37,789
Cash and cash equivalents	404,347	344,408
Total current assets	1,267,021	1,080,546
Total assets	5,042,204	4,827,470
Shareholders' equity and liabilities
Shareholders' equity	2,641,222	2,400,589
Non-current liabilities
Loans and borrowings	1,325,221	1,815,695
Tax receivable agreement liability	353,557	—
Lease liabilities	138,561	103,049
Provisions for employee benefits	2,933	2,716
Other provisions	2,255	2,074
Deferred tax liabilities	124,841	109,794
Deferred income	13,672	10,634
Other liabilities	4,766	4,338
Total non-current liabilities	1,965,806	2,048,300
Current liabilities
Loans and borrowings	17,140	37,343
Lease liabilities	34,733	27,010
Trade and other payables	146,762	123,012
Accrued liabilities	35,013	38,645
Other financial liabilities	6,553	7,085
Other provisions	30,487	36,495
Contract liabilities	10,374	7,018
Tax liabilities	132,309	83,332
Deferred income	-	2,680
Other current liabilities	21,805	15,961
Total current liabilities	435,176	378,581
Total liabilities	2,400,982	2,426,881
Total shareholders' equity and liabilities	5,042,204	4,827,470

8	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Consolidated Statements of Cash Flows

(Unaudited, In thousands of Euros)

	Nine months ended June 30,		Three months ended June 30,
Cash flows from operating activities	2024	2023	2024	2023
Net income (loss)	139,137	103,309	74,640	63,102
Adjustments to reconcile net profit (loss) to net cash flows from operating activities
Depreciation and amortization	72,193	61,807	24,808	21,233
Change in expected credit loss	(540)	1,088	(411)	32
Finance cost, net	108,017	81,358	44,579	26,694
Net exchange differences	21,295	51,350	4,157	3,095
Non-cash operating items	1,993	18,141	(402)	14,761
Income tax expense	76,399	50,914	36,254	28,215
Income tax paid	(8,772)	(2,753)	1,381	(3,675)
MIP personal income tax paid	(11,426)	-	-	-
Changes in Working capital:
- Inventories	(29,859)	(68,891)	36,043	20,188
- Right to return assets	(1,191)	(491)	(913)	(1,653)
- Trade and other receivables	(97,891)	(91,887)	11,249	19,549
- Trade and other payables	24,220	29,060	24,199	32,709
- Accrued liabilities	(3,340)	12,870	4,469	4,733
- Other current financial liabilities	1,119	(9,693)	255	(1,127)
- Other current provision	(5,852)	(6,552)	9,130	382
- Contract liabilities	3,330	11,118	455	9,022
- Prepayments	(4,397)	-	3,835	-
- Other	1,658	225	7,752	(368)
Net cash flows provided by operating activities	286,093	240,973	281,481	236,893
Cash flows from investing activities
Interest received net of taxes withheld	3,501	-	1,337	-
Purchases of property, plant and equipment	(49,525)	(78,166)	(14,594)	(27,869)
Proceeds from sale of property, plant and equipment	20	926	20	370
Purchases of intangible assets	(6,130)	(2,770)	(3,826)	(2,042)
Proceeds from sale of intangible assets	-	29	-	29
Receipt of government grant	8,739	-	-	-
Net cash flows (used in) investing activities	(43,395)	(79,981)	(17,063)	(29,512)
Cash flows from financing activities
IPO Proceeds, net of transaction costs	449,214	-	0	-
Repayment of loans and borrowings	(526,048)	(50,924)	(770)	(47,080)
Interest paid	(73,592)	(90,292)	(24,140)	(31,660)
Payments of lease liabilities	(25,461)	(21,825)	(8,804)	(8,161)
Interest portion of lease liabilities	(6,036)	(4,217)	(2,109)	(1,853)
Net cash flows (used in) financing activities	(181,923)	(167,258)	(35,822)	(88,754)
Net increase (decrease) in cash and cash equivalents	60,775	(6,266)	228,596	118,628
Cash and cash equivalents at beginning of period	344,408	307,078	175,728	171,663
Net foreign exchange difference	(836)	(11,203)	23	(681)
Cash and cash equivalents at end of period	404,347	289,609	404,347	289,609

9	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Reconciliation of Revenue

(Unaudited, In thousands of Euros)

	Nine months ended June 30,			Constant Currency Growth [%]
	2024	2023	Growth [%]
B2B	843,527	697,400	21%	22%
DTC	501,792	416,138	21%	23%
Corporate / Other	3,607	3,830	(6)%	(6)%
Total Revenue	1,348,926	1,117,368	21%	22%
Americas	718,364	617,452	16%	18%
Europe	473,081	386,044	23%	22%
APMA	153,874	110,042	40%	44%
Corporate / Other	3,607	3,830	(6)%	(6)%
Total Revenue	1,348,926	1,117,368	21%	22%

	Three months ended June 30,			Constant Currency Growth [%]
	2024	2023	Growth [%]
B2B	340,593	275,655	24%	23%
DTC	223,364	196,441	14%	14%
Corporate / Other	801	1,099	(27)%	(27)%
Total Revenue	564,758	473,195	19%	19%
Americas	282,865	244,101	16%	15%
Europe	217,405	181,274	20%	19%
APMA	63,687	46,721	36%	41%
Corporate / Other	801	1,099	(27)%	(27)%
Total Revenue	564,758	473,195	19%	19%

	Nine months ended June 30,	Three months ended June 30,
	2024	2024
Total Revenue	1,348,926	564,758
USD impact	9,175	(2,929)
CAD impact	1,721	403
Other currencies impact	2,813	1,410
Total Revenue @ constant currencies	1,362,634	563,641
Revenue growth @ constant currencies	22%	19%

10	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Reconciliation of Net profit to Adjusted Net profit

(Unaudited, In thousands of Euros, except share and per share information)

	Nine months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Net profit (loss)	139,137	103,309	74,640	63,102
Add (Less) Adjustments:
Share-based compensation expenses(1)	3,591	18,085	-	14,817
Relocation expenses(2)	-	3,502	-	(268)
Restructuring expenses(3)	-	1,953	-	-
IPO-related costs(4)	7,460	14,739	-	5,247
Secondary offering related costs(5)	1,890	-	1,890	-
Realized and unrealized FX gains / losses(6)	21,295	51,350	4,157	3,596
Release of capitalized transaction costs(7)	26,858	-	16,310	-
Tax adjustment(8)	(14,627)	(10,920)	(5,127)	(6,073)
Adjusted Net profit (loss)	185,603	182,018	91,870	80,421

Adj. Earnings per share
Basic	0.99	1.00	0.49	0.44
Diluted	0.99	1.00	0.49	0.44

Shares	187,522,182	182,721,369	187,827,437	182,721,369

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting as well as legal fees.

(5) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

(6) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

(7) Three months ended June 30, 2024: Represents capitalized transaction costs of the existing term loans and ABL facility. Due to a new financing agreement (effective August 2, 2024) and replacement of the existing term loans and ABL facility, transaction costs were fully amortized through Finance cost, net, during the third quarter of fiscal 2024. Nine months ended June 30, 2024: Further impact of €11 million from the early repayment of USD 450 million to the USD Term Loan B in the first quarter of fiscal 2024.

(8) Represents income tax effects for the adjustments as outlined above, except for unrealized foreign exchange gain (loss) and share-based compensation expenses since these have not been treated as tax deductible in the initial tax calculation.

11	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024

Birkenstock Holding plc

Reconciliation of Net profit to EBITDA and Adjusted EBITDA

(Unaudited, In thousands of Euros, except share and per share information)

	Nine months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
Net profit (loss)	139,137	103,309	74,640	63,102
Add:
Income tax expense	76,399	50,914	36,255	28,215
Finance cost, net	108,017	81,358	44,578	26,694
Depreciation and amortization	72,193	61,807	24,809	21,233
EBITDA	395,746	297,388	180,282	139,244
Add Adjustments:
Share-based compensation expenses(1)	3,591	18,085	-	14,817
Relocation expenses(2)	-	3,502	-	(268)
Restructuring expenses(3)	-	1,953	-	-
IPO-related costs(4)	7,460	14,739	-	5,247
Secondary offering related costs(5)	1,890	-	1,890	-
Realized and unrealized FX gains / losses(6)	21,295	51,350	4,157	3,596
Adjusted EBITDA	429,982	387,017	186,329	162,636

(1) Represents share-based compensation expenses relating to the management investment plan.

(2) Represents relocation expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(3) Represents restructuring expenses which are considered non-recurring expenses and not representative of the operating performance of the business.

(4) Represents IPO-related costs, which include consulting as well as legal fees.

(5) Represents costs associated with the secondary offering on behalf of the selling shareholder. The secondary offering was completed on June 28, 2024.

(6) Represents the primarily non-cash impact of foreign exchange rates within profit (loss). We do not consider these gains and losses representative of operating performance of the business because they are primarily driven by fluctuations in the USD to Euro foreign exchange rate on intercompany receivables for inventory and intercompany loans.

Birkenstock Holding plc

Reconciliation of Net debt and Net leverage

(Unaudited, In thousands of Euros)

	June 30,		September 30,
	2024		2023
Loans and borrowings (Non-current)	1,325,221		1,815,695
+ USD Term Loan (Current)	3,061		7,347
+ Lease liabilities (Non-current)	138,561		103,049
+ Lease liabilities (Current)	34,733		27,010
- Cash and cash equivalents	(404,347)		(344,408)
Net debt	1,097,229		1,608,693
Adjusted EBITDA (LTM)	525,671		482,706
Net leverage	2.1	x	3.3	x

12	BIRKENSTOCK HOLDING PLC || press release || August 29, 2024